SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                             (Amendment No.7)

                           GREY ADVERTISING INC.
        ____________________________________________________________
                             (Name of Issuer)

                   Common stock, par value $1 per share
        Limited Duration Class B Common Stock, par value $1 per share
        ____________________________________________________________
                      (Title of Class and Securities)

                                397838 10 3
                                397838 20 2
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

                         Edward H. Meyer, Trustee
                             777 Third Avenue
                            New York, NY 10017
                              (212) 546-2000
        ____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                Copy to:

                          David J. Friedman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                              April 10, 1996
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                               SCHEDULE 13D

   CUSIP No. 397838 10 3
             397838 20 2
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Voting Trust established pursuant to the Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of August 31, 1987 and March 21, 1994 and as amended as of April 10, 1996.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

         N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                      Voting Trust established 1986:
       BENEFICIALLY
          OWNED BY                    176,950 shares of Common Stock
            EACH                      180,249 shares of Class B Stock
         REPORTING
           PERSON
            WITH
   _________________________________________________________________
                                   (8)  SHARED VOTING POWER

                                           None
                                    ________________________________
                                   (9)  SOLE DISPOSITIVE POWER

                                           None
                                    ________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                           None

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Voting Trust established 1986:

         176,950 shares of Common Stock
         180,249 shares of Class B Stock
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Voting Trust established 1986:

         20.0% of Common Stock
         59.1% of Class B Stock
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

         OO
   _________________________________________________________________


          Item I.   SECURITY AND ISSUER

                    This Amendment No. 7 hereby amends and
          supplements the Statement on Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer and Ronald A. Nicholson as Trustees, as amended by Amendments No. 1 through 6 to the Statement on Schedule 13D, respectively dated as of October 6, 1987, June 8, 1992, February 3, 1993, May 24, 1993, May 21, 1994 and March 10, 1995,
          filed by Edward H. Meyer as Trustee. These filings relate to the shares of Common Stock, par value $1 per share (the "Common Stock"), and the shares of Limited Duration Class B Common Stock, par value $1 per share (the "Class B Stock"), (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Advertising Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, New York 10017.

          Item II.  IDENTITY AND BACKGROUND

                    The first paragraph of Item 2 is amended and restated to read as follows:

                    (a)-(c) This amendment is being filed by the Voting Trust established pursuant to the Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of August 31, 1987 and again amended and restated as of March 21, 1994 and again amended as of March 10, 1995, (the "Amended and Restated 1994 Agreement") among the several Beneficiaries thereunder, the Company and Mr. Edward H. Meyer (the "Voting Trustee"), as Voting Trustee (the "Voting Trust"). Amendments No. 3 through 6 were also filed by the Voting Trust established pursuant to the Voting Trust Agreement dated as of December 1, 1989 (the "1989 Agreement") among the several Beneficiaries thereunder, the Company and the Voting Trustee (the "1989 Voting Trust"). Since the filing of Amendment No. 6, all remaining shares of Class B Stock held by the 1989 Voting Trust were withdrawn from the 1989 Voting Trust and consequently the 1989 Voting Trust no longer holds any Shares and is no longer a signatory of this Schedule 13D. The address of the Voting Trust is c/o Mr. Edward H. Meyer, as Trustee, 777 Third Avenue, New York, New York 10017.

          Item 5    INTEREST IN SECURITIES OF THE ISSUER

                    A.-(c) The aggregate number of Trust Shares held by the Voting Trust as of March 29, 1996 was 176,950 shares of Common Stock (approximately 20.0% of the shares of Common Stock outstanding(1)) and 180,249 shares of Class B Stock (approximately 59.1% of the shares of Class B Stock outstanding) which collectively represents approximately 46.4% of the votes entitled to be cast at a meeting of stockholders of the Company.(2)

                    Mr. Meyer, by virtue of his position as Voting Trustee, may be deemed to have the power to vote the Trust Shares and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), to own beneficially such Trust Shares.

                    As of March 29, 1996, each of the Beneficiaries set forth in the following table have deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock, (ii) shares of Class B Stock and (iii) votes entitled to be cast at a meeting of stockholders of the Company.

          ____________________
          1 On March 29, 1996, 884,242 shares of Common Stock and 304,995 shares of Class B Stock were outstanding.

          2 Voting power percentages included herein reflect the voting rights of the Common Stock, the Class B Common, the Series 1 Preferred Stock, the Series I Preferred Stock, the Series II Preferred Stock and the Series III Preferred Stock; however, the percentages do not reflect conversion of the Debentures or the exercise of Options, except where indicated.


               Name                              Address

          Nancy Bachrach                    777 Third Avenue
                                            New York, NY 10017

          James Bell                        777 Third Avenue
                                            New York, NY 10017

          Robert C. Burruss                 777 Third Avenue
                                            New York, NY 10017

          Carolyn Carter                    777 Third Avenue
                                            New York, NY 10017

          Frank W. Clarke                   777 Third Avenue
                                            New York, NY 10017

          A. W. Deval                       777 Third Avenue
                                            New York, NY 10017

          Daniel Feigin                     777 Third Avenue
                                            New York, NY 10017

          Michael Feigin                    777 Third Avenue
                                            New York, NY 10017

          Peter Feigin                      777 Third Avenue
                                            New York, NY 10017

          Steven G. Felsher                 777 Third Avenue
                                            New York, NY 10017

          Alan B. Fendrick                  777 Third Avenue
                                            New York, NY 10017

          Beverly R. Fendrick               30 Canterbury Road
                                            White Plains, NY 10607

          Sarah Fendrick                    777 Third Avenue
                                            New York, NY 10017

          Warren Fischer                    777 Third Avenue
                                            New York, NY 10017

          Jonathan E. Fox                   777 Third Avenue
                                            New York, NY 10017

          John Alexander Gerster            777 Third Avenue
                                            New York, NY 10017

          Robert Giacomino                  777 Third Avenue
                                            New York, NY 10017

          Jerome Greenberg                  777 Third Avenue
                                            New York, NY 10017

          Carol Herman                      777 Third Avenue
                                            New York, NY 10017

          Shirley Y. Hsieh                  777 Third Avenue
                                            New York, NY  10017

          Robert L. Humphreys               3435 Wilshire Blvd.
                                            Los Angeles, CA 90010

          Richard Krain                     777 Third Avenue
                                            New York, NY 10017

          Neil Kreisberg                    777 Third Avenue
                                            New York, NY 10017

          Alan Kupchick                     6100 Wilshire Blvd.
                                            Los Angeles, CA 90048

          Kenneth Levy                      777 Third Avenue
                                            New York, NY 10017

          John Marder                       777 Third Avenue
                                            New York, NY 10017

          Bruce McRitchie                   777 Third Avenue
                                            New York, NY 10017

          Stephen Novick                    777 Third Avenue
                                            New York, NY 10017

          Herman Rosen                      777 Third Avenue
                                            New York, NY 10017

          Clifford Rosen                    14 Halley Drive
                                            Pomona, NY  10970

          Corey Rosen                       14 Halley Drive
                                            Pomona, NY  10970

          Jordan Rosuck                     777 Third Avenue
                                            New York, NY 10017

          Robert Skollar                    777 Third Avenue
                                            New York, NY 10017

          C. Jeffrey Stein                  777 Third Avenue
                                            New York, NY 10017

          David A. Stickles                 777 Third Avenue
                                            New York, NY 10017

          Lawrence B. Varnes                777 Third Avenue
                                            New York, NY 10017

          Milton Weinstock                  1572 54th Street
                                            Brooklyn, NY  11219

          Elliot Weinstock                  1572 54th Street
                                            Brooklyn, NY  11219

          Steven Weinstock                  1572 54th Street
                                            Brooklyn, NY  11219

          George Wiedemann                  875 Third Avenue
                                            New York, NY  10017

          Casimir Wojciechowski             777 Third Avenue
                                            New York, NY  10017

          Jerry Zaret                       777 Third Avenue
                                            New York, NY  10017


                    As of March 29, 1996, each of the Beneficiaries set forth in the following table have deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and between 1% and 2% of the total number of shares of Class B Stock.

               Name                             Address

          Steven Dammers                    777 Third Avenue
                                            New York, NY  10017

          Sandra R. Meyer                   580 Park Avenue
          as Trustee for the                New York, NY 10021
          benefit of Anthony
          E. Meyer under
          Agreement dated
          August 9, 1965

          Sandra R. Meyer                   580 Park Avenue
          as Trustee for the                New York, NY 10021
          benefit of Margaret
          A. Meyer under
          Agreement dated
          August 9, 1965


                    As of March 29, 1996, (A) Robert Berenson,
          Barbara Feigin, Clark Montgomery and William Overend, each having the address 777 Third Avenue, New York, NY 10017, have deposited Shares in the Voting Trust equal to less than 1% of the total number of shares of Common Stock; and between 1% and 2% of the total number of (i) shares of Class B Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and (B) Edward H. Meyer, whose address is 777 Third Avenue, New York, NY 10017, has deposited Shares in the Voting Trust equal to (i) approximately 11.8% of the total number of shares of Common Stock, (ii) approximately 36.1% of the total number of shares of Class B Stock and (iii) approximately 28.3% of the total number of votes entitled to be cast at a meeting of stockholders of the Company (exclusive of any voting rights Mr. Meyer may have with respect to the Series I Preferred Stock, Series II Preferred Stock, and the Series III Preferred Stock).

                    Mr. Meyer disclaims beneficial ownership of 7,500 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 50,582 shares of Common Stock and 56,944 shares of Class B Stock (approximately 5.7% and 18.7%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

                    In addition, the Beneficiaries have the right to acquire an aggregate of 33,266 shares of Common Stock at exercise prices between $117.50 and $148.50 through the exercise of outstanding options ("Options") within the sixty days following March 29, 1996. Pursuant to the terms of the Amended and Restated 1994 Agreement, the Beneficiaries have severally agreed that upon exercise, such Shares would be transferred into the Voting Trust and held subject to the Amended and Restated 1994 Agreement.

                    Mr. Meyer is also the beneficial owner of $3,025,000 principal amount of the Company's 81/2% Convertible Subordinated Debentures Due December 10, 1996 ("Debentures"). The Debentures are convertible at any time into one share of Common Stock and one share of Class B Stock for each $118.88 of principal amount (subject to adjustment for certain events).

                    Including the Shares issuable upon the exercise of the Options and the conversion of the Debentures, the Voting Trust may be deemed to beneficially own, pursuant to Rule 13d-3 under the Act, (i) 235,661 shares of Common Stock (approximately 25.0% of the shares of Common Stock outstanding, assuming such additional Shares were outstanding), (ii) 205,694 shares of Class B Stock (approximately 62.2% of the shares of Class B Stock outstanding, assuming such additional Shares were outstanding) and (iii) 2,292,601 votes entitled to be cast at a meeting of stockholders of the Company (approximately 50.1% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such additional Shares were outstanding). These numbers do not reflect any Shares held by various benefit plans of the Company of which Mr. Meyer is a member of the committees administrating such plans.

          Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER

                    The eighth paragraph of Item 6 is amended and restated to read as follows:

                    The Amended and Restated 1994 Agreement
          provides that Mr. Meyer shall (subject to his right to resign as Trustee) remain in office as Trustee until the earliest of (i) his death, (ii) his Permanent Mental Disability (as hereinafter defined), (iii) the effectiveness of his appointment of a successor trustee and (iv) the expiration of (x) two years following the termination of his employment as chief executive officer of the Company for cause or (y) six years following the termination of his employment as chief executive officer of the Company for any other reason (the "Two/Six Year Date"). Mr. Meyer may, in his sole discretion, at any time before or after the Two/Six Year Date, designate a person or persons to serve as an additional Trustee or Trustees or to serve as successor Trustee or Trustees upon one or more conditions established by Meyer. Immediately following the Two/Six Year Date, the then chief executive officer of the Company shall automatically, ex officio, become a trustee if not already so serving, and he or she shall remain as a Trustee (subject to his right to resign as a Trustee) so long as he or she shall continue in office as the Company's chief executive officer.

                    The tenth paragraph of Item 6 is amended and restated to read as follows:

                    Both Agreements provide that, at any time, a majority of the Trustees (or the sole Trustee if there is only one) in office may appoint one or more additional or successor Trustees. The 1989 Agreement provides that in the event of a deadlock, the decision of the Trustee longest in office shall govern. The Amended and Restated 1994 Agreement provides that in the event of a deadlock among two or more trustees, with respect to any matter which requires the vote of the Trust Shares or a decision of the Trustees, the decision of the Trustee longest in office shall govern the vote of all Trust Shares or such decision.

                    Item 6 is amended to include, immediately the following the tenth paragraph, the following:

                    "Permanent Mental Disability" means a mental illness or other mental disability of a person which results in such person being incapable of understanding and unable regularly to act with discretion in the ordinary affairs of life for a period of at least 90 consecutive days, as determined by a written certification of a qualified medical doctor agreed to by such person (or, in the event of such person's incapacity to designate a doctor, such person's legal representative) and by Beneficiaries holding a majority of beneficial interest in the Trust Shares (other than Trust Shares of such person). In the absence of an agreement between such person (or his legal representative) and such Beneficiaries, each shall nominate a qualified medical doctor and the two doctors shall select a third doctor, who shall make the determination as to the disability. The appointment of a guardian or legal conservator for a person shall create a presumption of the Permanent Mental Disability of such person.

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS

                    Item 7 is hereby amended by adding the
          following:

          Exhibit 5. 1994 Amended and Restated Voting Trust Agreement, dated as of March 21, 1994 and as amended as of April 10, 1996, among the several Beneficiaries (as defined therein), Grey Advertising Inc. and Edward H. Meyer, as Trustee.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: April 30, 1996

          VOTING TRUST established
          pursuant to the Voting Trust
          Agreement dated as of February
          24, 1986, as amended and
          restated as of August 31, 1987
          and again amended and restated
          as of March 21, 1994 and again
          amended as of April 10, 1996

           /s/ Edward H. Meyer
          Edward H. Meyer, as Trustee


                              INDEX TO EXHIBITS

          Exhibit No.   Exhibit                           Sequentially
                                                          Numbered
                                                          Page

          5             1994 Amended and Restated
                        Voting Trust Agreement dated as
                        of March 21, 1994 and as
                        amended as of April 10, 1996,
                        among the several Beneficiaries
                        (as defined therein), Grey
                        Advertising Inc. and Edward H.
                        Meyer, as Trustee.


                              CONSENT TO

                          AMENDMENT AND RESTATEMENT

                                 OF THE

                1994 AMENDED AND RESTATED VOTING TRUST AGREEMENT

                    WHEREAS, certain stockholders (the
          "Beneficiaries") of Grey Advertising Inc. (the "Company") have entered into a voting trust agreement, dated as of March 21, 1994 (the "1994 Restated VTA") with Grey Advertising Inc. ("Grey") and Edward H. Meyer ("Meyer") as Trustee under the 1994 Restated VTA;

                    WHEREAS, the Beneficiaries desire to amend the 1994 Restated VTA; and

                    WHEREAS, Section 8.4 of the 1994 Restated VTA provides that the 1994 Restated VTA may be amended with the written consent of Beneficiaries holding a majority of beneficial interest in the Trust Shares (as defined in the 1994 Restated VTA).

                    NOW THEREFORE, by execution hereof, the
          undersigned Beneficiary indicates his or her consent to the amendment and restatement of the 1994 Restated VTA to read as set forth in Exhibit A hereto. This consent shall be effective upon the execution of consents to the amendment and restatement of the 1994 Restated VTA by Beneficiaries holding, in the aggregate, a majority of beneficial interest in the Trust Shares.

                    IN WITNESS WHEREOF, the several parties hereto have hereunder set their respective hands as of this tenth day of April, 1996.

                                         /s/ EDWARD H. MEYER


                                                          EXHIBIT A